Exhibit 7.1

LOANED EMPLOYEE AGREEMENT

This LOANED EMPLOYEE AGREEMENT (“Agreement”) is made and entered into as of ______________, 2025 (the “Effective Date”), by and between Meridian Realty Advisors, L.P. (the “Loaning Company”) and Meridian Veterinary Investors, Inc. (“MVI”) (together, the “Parties” and each individually a “Party”). In consideration of the mutual covenants and conditions in this Agreement, and for other good and valuable consideration, MVI and Loaning Company hereby agree as follows:

1. Special Employment.

(a) Scope of Work. Loaning Company agrees to provide and loan the services of the Employees to MVI to perform, for and on behalf of MVI, the services, functions, projects and activities described in Exhibit A, attached hereto and incorporated into this Agreement (the “Work”). The specific Employees to be provided to MVI may change from time-to-time, and any change in Employees shall be confirmed by the Parties in writing. When the Employees are performing the Work for MVI, the Employees shall be under the supervision and direction of MVI and its management or supervisory personnel. MVI shall determine the precise tasks, services, assignments and means of the Work that the Employees will perform pursuant to this Agreement. The Employees shall perform the Work in compliance with all applicable laws, rules and regulations as well as all policies and procedures of MVI and Loaning Company. MVI may cancel any assignment and cease use of any Employee at any time at MVI’s discretion. Loaning Company shall use commercially reasonable efforts to replace Employees at MVI’s request.

(b) Work Schedule. The Parties agree that the Employees shall perform the Work for MVI pursuant to a schedule agreed to by the Parties.

(c) Responsibilities of MVI. MVI shall be solely responsible for providing the Employees with materials, supplies, tools and equipment necessary or appropriate for the Employees to perform the Work. The Parties understand and agree that all correspondence, documents, email, communications, products or other materials, whether in electronic or hard copy format, shall be the exclusive property of MVI and shall be subject to MVI’s document retention, management and other applicable policies and procedures.

2. Compensation, Benefits, and Other Employment-Related Responsibilities. At all times relevant to this Agreement, the Employees shall remain regular full-time employees of Loaning Company and shall be deemed “loaned employees” or “borrowed servants” within the meaning of applicable law. The Employees shall remain on Loaning Company’s payroll, shall remain subject to Loaning Company’s personnel policies, rules, regulations, and procedures. Loaning Company shall remain responsible for keeping and maintaining the personnel files and payroll and other employment records of the Employees. The Parties further agree to the following:

(a) Compensation; Tax Obligations. Loaning Company shall be the employer of record of the Employees and shall be responsible for the payment of all salary, wages or other forms of compensation to the Employees, including any compensation for performing the Work. Loaning Company shall comply with all rules and regulations governing reporting, payment and withholding of applicable federal, state and local taxes for salary, wages or other compensation paid to Employee, including but not limited to: (i) federal income tax withholding; (ii) state and local income tax withholding; (iii) social security, FICA and Medicare tax withholding, as well as the employer component of FICA and Medicare tax; (iv) Federal Unemployment Tax Act (FUTA) obligations; and (v) applicable state unemployment tax obligations.

(b) Insurance and Fringe Benefits. Loaning Company shall be responsible for providing each Employee with the opportunity to participate in the same health insurance, retirement programs, vacation and other leave benefits, disability insurance and other fringe benefit programs that Loaning Company provides to other employees of Loaning Company.

(c) Workers’ Compensation. Loaning Company agrees that it shall be solely responsible for, and shall procure and maintain, at its sole cost and expense, workers’ compensation insurance or self-insurance for the Employees in accordance with the requirements of applicable state law. The Parties agree that MVI shall not be responsible for procuring or maintaining any workers’ compensation insurance or self-insurance for the Employees for the Work performed under this Agreement. Loaning Company acknowledges and agrees that, as the Employees’ employer for insurance purposes, Loaning Company and its workers’ compensation insurance provider shall be solely responsible for administrating any claims made by or filed with respect to the Employees, and Loaning Company shall be liable for the entire cost of workers’ compensation benefits that may be awarded and payable to the Employees on account of any illness or injury suffered by the Employees in the course of and arising out of the Employees’ performance of the Work under this Agreement.

(d) MVI’s Financial Responsibility. MVI’s sole financial responsibility with respect to the Employees shall be to make the payments to Loaning Company described in Section 3 below. The Parties understand and agree that MVI shall not be treated or recognized as the employer of any Employee for purposes of wage & hour, tax, fringe benefits, or insurance.

3. Payments. In conisdeation of other benefits derived by Loaning Company, MVI shall bear no costs of the Employees’ services for the Work provided to MVI by Loaning Company.

4. Term of Agreement; Termination. This Agreement shall commence on the Effective Date written above and shall continue in effect for a period of one (1) year until the first anniversary of the Effective Date (the “Term”), unless terminated earlier by either Party in accordance with this Section 4. Upon expiration of the Term, this Agreement shall automatically renew for additional consecutive one (1) year terms unless either party notifies the other party, in writing, of its intention not to renew at least thirty (30) days prior to the expiration of the then current term. During the Term of this Agreement (including any renewal term), either party may terminate this Agreement, with or without cause, at any time upon thirty (30) days’ prior written notice given to the other party. In the event of any early termination or non-renewal of this Agreement, (a) the parties shall work together to conclude the services of Employees in a manner that causes the least disruption to MVI’s customers, and (b) Loaning Company shall be compensated for all Total Monthly Compensation Costs for services provided to MVI by the Employees for the Work through the termination date or the expiration date of the current term, whichever occurs first.

5. Insurance; Indemnification.

(a) Loaning Company Indemnification Duties. During the Term of this Agreement (including any renewal term), Loaning Company agrees that it shall indemnify, protect, defend and hold harmless MVI, and its agents, directors, managers, partners, employees, successors and assigns (the “MVI Indemnified Parties”) from and against any and all claims, liabilities, costs, penalties and expenses, including, without limitation, attorneys’ fees and costs, incurred in connection with any workers’ compensation claim, investigation or proceeding asserted against any MVI Indemnified Party arising out of or in any way related to any illness or injury suffered by any Employee in the course of and arising out of such Employee’s performance of the Work under this Agreement. Loaning Company further agrees that it shall indemnify, defend, protect and hold harmless the MVI Indemnified Parties, from and against any and all losses, claims, liabilities, damages, costs, demands, penalties and expenses, including, without limitation, attorneys’ fees and costs, of every nature arising out of any breach of Loaning Company’s obligations under this Agreement, except where such breach is caused solely by the negligence, recklessness or willful misconduct of MVI or as otherwise provided or limited by applicable law.

(b) MVI Indemnification Duties. During the Term of this Agreement (including any renewal term), MVI agrees that it shall indemnify, defend, protect and hold harmless Loaning Company and its agents, directors, managers, partners, employees, successors and assigns (the “Loaning Company Indemnified Parties”) from and against any and all losses, claims, liabilities, damages, costs, demands, penalties and expenses, including, without limitation, attorneys’ fees and costs, of every nature arising out of (i) any breach of MVI’s obligations under this Agreement or (ii) any act or omission of any Employee in performing the Work for MVI under this Agreement, except (1) where caused by the sole negligence, recklessness or willful misconduct of Loaning Company, (2) as otherwise provided by Section 5(a) above, or (3) as otherwise provided or limited by applicable law.

(c) Survival of Duties. The Parties understand and agree that their obligations and duties under this Section 5 shall survive the termination of this Agreement.

6. Ownership of Work Product. The Parties agree that all inventions, developments or improvements made by the Employees in the scope of the Employees’ performance of the Work for MVI, either alone or in conjunction with others, at any time or at any place during the term of the Employees’ performance of the Work, whether or not reduced to writing or practice during such term, which relate to the business in which MVI is engaged or in which MVI intends to engage shall be subject to the policies and procedures of both MVI and Loaning Company with respect to intellectual property and to any existing agreement between the Employees and Loaning Company. The Parties further agree that all copyrightable work made by the Employees, in the scope of such Employees’ performance of the Work for MVI, is intended to be “work made for hire” as that term is defined in Section 101 of the Copyright Act of 1976, as amended and shall be the property of MVI.

7. Notices. Any notices required or permitted by this Agreement shall be in writing and shall be deemed given at the time it is hand-delivered or upon actual receipt via email or certified U.S. Mail, return receipt requested, and addressed to the party to whom it is directed as set forth below. Either Loaning Company or MVI may change its above contact information by written notice to the other in compliance with the notice requirements of this Section 7.

If to Loaning Company:	If to MVI:

Meridian Realty Advisors, LP	Meridian Veterinary Investors, Inc.
Attn: David K. Ronck	Attn: Curt Boisfontaine
3811 Turtle Creek Blvd., Ste 875	3811 Turtle Creek Blvd., Ste 875
Dallas, Texas 75219	Dallas, Texas 75219
(214) 533-7007	(214) 543-5243
dronck@meridiancap.com	curt@meridiancap.com

8. Miscellaneous Provisions. This Agreement, including the attached Exhibit A, constitutes the entire agreement between the Parties pertaining to the subject matter contained herein, and supersedes any other oral or written agreements or understandings between the Parties pertaining to the subject matter of this Agreement. No representations regarding the Parties’ relationship, or any obligations to each other, have been made or survive except as set forth or described in this Agreement and the attached Exhibit A. This Agreement cannot be amended, supplemented or modified, and no provision may be waived, except by a written instrument signed by both Parties. In the event either Party violates, attempts to violate or purports to violate any of the provisions of this Agreement, the failure of the other Party at any time to enforce any of its rights or remedies with respect thereto shall not constitute a waiver by that Party of any of its rights or remedies to enforce this Agreement, either with respect to the same violation or any further violations of any of the provisions of this Agreement. This Agreement shall inure to the benefit of, and shall be binding upon, the Parties hereto and their respective successors and assigns. The Parties agree that this Agreement shall not be construed to create any third-party beneficiaries. This Agreement is for the sole benefit of the Parties and no other person or entity shall be entitled to rely upon or receive any benefit from this Agreement or any of its terms. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law. The Parties hereby confer exclusive venue and personal jurisdiction upon a state or federal court in Dallas County, Texas, to determine any dispute or matters arising out of or related to this Agreement or any breach hereof. The section headings in this Agreement are provided for convenience only and will not affect the construction or interpretation of this Agreement. All references to “section” or “sections” refer to the corresponding section or sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

IN WITNESS WHEREOF, each of the Parties has executed this Agreement through their duly authorized officer or representative as of the Effective Date written above.

LOANING COMPANY

By:	/s/ David K. Ronck
Name:	David K. Ronck
Title:	President
Date:	11/18/2025

MVI

By:	/s/ Curtis R. Boisfontaine, Jr.
Name:	Curtis R. Boisfontaine, Jr.
Title:	President
Date:	11/18/2025

EXHIBIT A

Loaned Employee Statement of Work

Employee:	Miles Blanton	Employee:	Carter Boisfontaine

Position:	Controller	Position:	Director of Capital Markets

Work Description:	Accounting & Investor Relations	Work Description:	responsible for the company’s fund raising efforts

Employee:	David Ronck	Employee:	Curt Boisfontaine

Position:	Secretary / Treasurer	Position:	President

Work Description:	oversee day to day operations	Work Description:	oversee day to day operations

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